SECURITIES AND EXCHANGE COMMISSION
                                Washington, D. C.

                                   FORM U-6B-2

                           Certificate of Notification

                    Filed by a registered holding company or subsidiary thereof pursuant to Rule 20(d) adopted under the Public Utility Holding
                              Company Act of 1935.

                        South Carolina Fuel Company, Inc.
                                  (the Company)

      This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.

     1. Type of security or securities.

           Five-Year Credit Agreement for a revolving credit facility

     2. Issue, renewal or guaranty.

            Issue

     3. Principal amount of each security.

           The principal amount of the security will vary over time as borrowings are made but shall not exceed in the aggregate $125 million at any one time outstanding.

4. Rate of interest per annum of each security.

           For Alternate Base Rate Loans, the higher of (a) the Federal Funds rate plus 1/2 of 1% and (b) the Prime Rate as denominated and set by Wachovia Bank, National Association as Agent for such day.

           For LIBOR Rate Loans, the LIBOR rate for the period plus the Applicable Percentage. The Applicable Percentage is based on the issuer rating and the senior, unsecured non-credit enhanced long-term debt rating of South Carolina Electric & Gas Company and ranges from 0.305% to 1.075%.

     5. Date of issue, renewal or guaranty of each security.

           June 15, 2004

     6. If renewal of security, give date of original issue.

           Not applicable

     7. Date of maturity of each security.

           June 15, 2009

     8. Name of persons to whom each security was issued, renewed or guaranteed.

           Wachovia Bank, National Association; Bank of America, N.A.; The Bank of New York; SunTrust Bank; Branch Banking and Trust Co. of South Carolina; UBS Loan Finance LLC; Credit Suisse First Boston, acting through its Cayman Islands Branch; Sumitomo Mitsui Banking Corporation; KBC Bank, N.V.; Regions Bank; Carolina First Bank; The National Bank of South Carolina; and South Carolina Bank and Trust, N.A. as lenders with Wachovia Bank, National Association as administrative agent.

     9. Collateral given with each security, if any.

            Secured by a first priority security interest in the Company's inventory of nuclear fuel, fossil fuel and emission allowances as described in the Security Agreements dated June 15, 2004.

     10. Consideration received for each security.

           The right to borrow, replenish and reborrow up to $125 million until maturity.

     11. Application of proceeds of each security.

           The proceeds from the borrowings will be used to finance or refinance the purchase of nuclear fuel, fossil fuel and emission allowances.

     12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

            a. the provisions contained in the first sentence of Section 6(b)

            b. the provisions contained in the fourth sentence of Section 6(b)

            c. the provisions contained in any rule of the commission other than Rule 48 X

     13.    If the security or securities are exempt from the provisions of
            Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than five percentum of the principal amount and par value of the other securities of such company then outstanding.

           Not Applicable

     14.    If the security or securities are exempt from the provisions of
            Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

           Not Applicable

     15.    If the security or securities are exempt from the provisions of
            Section 6(a) because of any rule of the Commission other than Rule 48 designate the rule under which exemption is claimed.

           Rule 52


                         South Carolina Fuel Company, Inc.


                         By:      s/James E. Swan, IV
                                  -----------------------------------
                                  James E. Swan, IV
                                  Controller

Dated:    June 22, 2004